BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

June 5, 2006

Item 3: Press Release

June 5, 2006

Item 4: Summary of Material Change

Augusta announces the appointment of Mr. Bruce Nicol, former Acting Chief Financial Officer of Placer Dome Inc.(“Placer Dome”), as Senior Vice-President and Chief Financial Officer of Augusta, effective September 1, 2006. Mr. Nicol is a Chartered Accountant with 15-years of professional experience in the international mining industry, working with Placer Dome as an officer and in senior financial roles.

Item 5: Full Description of Material Change

Augusta announces the appointment of Mr. Bruce Nicol, former Acting Chief Financial Officer of Placer Dome Inc.(“Placer Dome”), as Senior Vice-President and Chief Financial Officer of Augusta, effective September 1, 2006. Mr. Nicol is a Chartered Accountant with 15-years of professional experience in the international mining industry, working with Placer Dome as an officer and in senior financial roles.

Mr. Nicol was appointed Acting Chief Financial Officer of Placer Dome in February 2006. Preceding this appointment, he served as Vice-President and Controller of Placer Dome since 1996. Mr. Nicol joined Placer Dome in 1991, as Manager of Corporate Ac counting and was promoted to Controller of Placer Dome Canada Limited in 1994. Prior to his employment with Placer Dome, he had careers with PWA Corporation/Canadian Airlines as well as Price Waterhouse. Mr. Nicol obtained his Bachelor of Commerce degree from the University of British Columbia and is a member of the Canadian Institute of Chartered Accountants. In his role as Chief Financial Officer of Augusta, Mr. Nicol will be responsible for finance, corporate and operational accounting and treasury.

Mr. Gil Clausen, President, Chief Executive Officer reports “Bruce Nicol has outstanding credentials and we look forward to his wisdom and insight as Chief Financial Officer for Augusta. Bruce’s appointment comes at a period of time when Augusta will benefit most from his considerable experience, knowledge and guidance. The management of the Company, as well as its Board of Directors, are pleased to have found such a senior and well qualified individual to fill this important role for us.”

Mr. Nicol will replace Donald B. Clark, who has been Chief Financial Officer of Augusta since June 2002 and will continue as a director of Augusta, an appointment he has held since

February 1996. On behalf of the management and board of Augusta, we welcome Mr. Nicol and thank Mr. Clark for his service as Chief Financial Officer.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer,
Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 5th day of June 2006.

/s/	“Purni Parikh”
Name:	Purni Parikh
Title:	Corporate Secretary